SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

UNIONBANCAL CORPORATION

(Name of Subject Company (Issuer))

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

A Wholly Owned Subsidiary of

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Name of Filing Person(s) (Offeror(s)))

Common Stock, par value $1.00 per Share

(Title of Class of Securities)

908906100

(CUSIP Number of Class of Securities)

Katsumi Hatao

Executive Officer & General Manager

Global Planning Division

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8388, Japan

81-3-3240-1111

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Donald J. Toumey

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 12. Exhibits

(a)(1)	Joint press release issued by Mitsubishi UFJ Financial Group, Inc. (“MUFG”), The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) and UnionBanCal Corporation (“UNBC”) dated August 18, 2008.

(a)(2)	English translation of a Japanese press release issued by MUFG and BTMU, dated August 18, 2008.

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Joint press release issued by MUFG, BTMU and UNBC, dated August 18, 2008.

(a)(2)	English translation of a Japanese press release issued by MUFG and BTMU, dated August 18, 2008.